Vikram Mansharamani, PhD PO Box 932, Lincoln, NH 03251 vikram@mansharamani.com February 27, 2024 Derek Leathers Chairman of the Board Werner Enterprises 14507 Frontier Road Omaha, NE 68138 Dear Mr. Leathers: I write to resign from the Werner Enterprises Board of Directors, effective immediately. The dozens and dozens of managers, drivers, and employees that I have had the pleasure of getting to know before and during my tenure on the board are among the finest professionals I’ve ever met. Werner remains one of America’s greatest entrepreneurial success stories and my admiration for the company’s founder, CL Werner, remains as high as ever. With that said, ongoing material disagreements with the board over policies and practices lead me to conclude I am no longer able to effectively serve as a director. The specific disagreements center on repeated related party transactions, the unquestioned dedication to ESG considerations as a primary strategy, and the refusal to adequately consider differing perspectives. I am honored to have served on the board of Werner Enterprises and wish you and the company well. Respectfully submitted, Vikram Mansharamani Exhibit 17.1